September 22, 2020

Via EDGAR

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re:	Responses to Comments on Post-Effective Amendment No. 183 to the Registration
Statement on Form N-1A of USAA Mutual Funds Trust
(File Nos. 033-65572; 811-7852)

Dear Mr. Sutcliffe:

On behalf of USAA Mutual Funds Trust (the "Trust"), set forth below are the comments that were provided telephonically by the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on September 14, 2020, regarding Post-Effective Amendment No. 183 (the "Post-Effective Amendment") to the Trust's Registration Statement on Form N-1A, which was filed with the SEC on July 31, 2020, on behalf of the USAA World Growth Fund (to be renamed, USAA Sustainable World Fund) (the "Fund"),1 and the Trust's responses thereto.

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1.Comment: In response to the Staff's comments, please file a written response as correspondence on

EDGAR and provide the Staff via email with a courtesy copy of the correspondence along with blacklines of the Post-Effective Amendment. Please apply comments to one section of the Post-Effective Amendment to other sections where applicable. Please file your responses at least five days in advance of the effective date of the Post-Effective Amendment to allow time for review; if that is not possible, then file a post-effective amendment delaying the effectiveness of the Post-Effective Amendment as needed until the Staff's comments are resolved.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's comments on the Post-Effective Amendment. Where appropriate, the Trust has applied comments to one section of the Post-Effective Amendment to other sections. The Trust will provide the Staff via email with a courtesy copy of this letter along with blacklines of the Post-Effective Amendment, which show changes in response to the Staff's comments.

2.Comment: Please ensure that all bracketed and missing information is accurate and complete.

1Victory Capital means Victory Capital Management Inc., the investment manager of the USAA Mutual Funds. USAA Mutual Funds are distributed by Victory Capital Advisers, Inc., a broker dealer registered with FINRA and an affiliate of Victory Capital. Victory Capital and its affiliates are not affiliated with United Services Automobile Association ("USAA") or its affiliates. USAA and the USAA logos are registered trademarks, and the USAA Mutual Funds and USAA Investments logos are trademarks of USAA and are being used by Victory Capital and its affiliates under license.

Response: The Trust confirms that all bracketed and missing information is accurate and complete.

3.Comment: The Staff notes that the parenthetical next to the term "Management Fee" in the Annual Fund Operating Expenses table states that the management fee "fluctuates based on the Fund's performance relative to a securities market index." Please remove the parenthetical and discuss the terms of the performance adjustment arrangement in an explanatory footnote. The footnote should: (a) disclose the Fund's base investment management fee, (b) state that the base investment management fee may adjust up or down according to the Fund's performance relative to its benchmark as well as the amount of the adjustment, and (c) identify the benchmark index.

Response: Please note that the current disclosure reflects comments received from the Staff on prior filings. The Trust also notes that Form N-1A does not require the above-mentioned disclosure to be included in the footnote to the Annual Fund Operating Expenses table. Nonetheless, the Trust has included the following as a footnote to the fee table:

The base management fee (which is equal to an annualized rate of 0.75% of the Fund's average daily net assets) may fluctuate (increase or decrease by up to +/- 0.06% of the average nets assets of the Fund) based on the Fund's performance relative to a securities market index measured over a rolling 36-month period. See Fund Management section for a description of the performance adjustment.

4.Comment: Please confirm that the fees in the Annual Fund Operating Expenses table reflect the changes to the Fund's investment strategy.

Response: The Trust confirms that it will revise the Annual Fund Operating Expenses table to reflect any changes as a result of the change to the Fund's investment strategy, if necessary.

5.Comment: The Staff notes that footnote "a" to the Annual Fund Operating Expenses table states that "[t]he Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the fiscal year in which the waiver or reimbursement took place"." The Staff notes that, in some cases, funds have had recoupment periods that are longer than three years from the date of the wavier. Although the Fund is permitted to have longer recoupment periods, it may not include the disclosure regarding the recoupment in the footnote to the fee table except under certain circumstances. Please confirm that the Trust conducted a FAS 5 analysis and concluded that recoupment is not probable. Please confirm that the Trust provided the Fund's auditor with a FAS 5 analysis.

Response: The Trust does not believe that the conditions of FAS 5 will require the Trust to record a liability for the potential recapture of expenses waived or reimbursed. FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred, and (2) the amount of loss can be reasonably estimated. The Trust does not believe that either condition has been met.

In order for the event to be probable and able to be estimated, net assets for the Fund would have to increase significantly and/or expenses would have to significantly decrease. The Trust further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Trust to treat the potential recapture as a liability. The Trust notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the applicable Expense Limitation Agreement. The Trust records this type of liability when it believes that the conditions have been met.

The Trust represents that, consistent with its procedures, it has conducted the FAS 5 analysis with respect to recoupment. The Trust represents that it has provided this analysis to the Fund's independent auditors.

6.Comment: The Staff notes that the Fund's name includes the term "World." Please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001) (the "Names Rule Adopting Release"). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. With respect to the term "tied economically," the Staff notes that any one factor is not determinable and that the Trust should consider the criteria listed in the Names Rule Adopting Release (see id. n. 24).

Response: The Trust respectfully submits that Rule 35d-1 ("Rule 35d-1") promulgated under the Investment Company Act of 1940, as amended, is not implicated by the Fund's use of the term "World" in its name. As set forth in footnote 42 to the Names Rule Adopting Release, "the terms 'international' and 'global' " connote diversification among investments in a number of different countries throughout the world, and 'international' and 'global' funds will not be subject to [Rule 35d-1]." While the Names Rule Adopting Release notes that Rule 35d-1 is inapplicable to "global" and "international" funds, the Names Rule Adopting Release does state that the SEC "would expect " that investment companies using [the term global or international] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world." The Trust respectfully submits that the Fund has and will continue to comply with this expectation of the SEC by investing its assets in a number of countries throughout the world, as indicated by its current prospectus disclosure. Nonetheless, the Trust has revised the disclosure as follows:

The Fund normally ~~will~~ invests its assets in investments that are tied economically to a number of countries throughout the world. A significant portion of the Fund's assets are in the securities of issuers organized or located outside the United States, whose primary listing exchange for securities is located outside the United States, or whose largest amount of revenues or profits are derived from countries outside the United States. Under normal market conditions, the Fund's investments will be diversified in at least three countries, one of which is the United States, and may include developed and emerging market countries. ~~However, t~~ The Fund may invest a significant percentage of its assets in securities of issuers in a single country, a small number of countries, or a particular geographic region. ~~Under normal market conditions, the Fund's investments will be diversified in at least three countries, one of which is the United States.~~

7.Comment: Please confirm whether the Fund principally invests in derivatives. The Staff notes that disclosure regarding derivatives should be presented in an understandable manner using plain English, ensure that the disclosure related to derivatives is tailored specifically to how the Trust expects to be managed, and address those strategies that the Trust expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Additionally, the disclosure concerning the principal risks of the Trust should similarly be tailored to the types of derivatives used by the Trust, the extent of their use, and the purpose for using derivative transaction (such as for hedging or speculation). Generic disclosure, either brief or overly detailed should be avoided. See, Letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute on July 30, 2010.

Response: The Fund does not principally invest in derivatives. The Trust has reviewed the disclosure contained in the prospectus regarding its proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete.

8.Comment: The Staff notes that the Fund's principal investment strategy states that "[t]he Fund selects managers that utilize sustainability, responsible investing or environmental, social and governance ('ESG') criteria to enhance their fundamental, qualitative, or quantitative investment processes." Please include additional disclosure regarding the ESG criteria that the managers utilize as well as the managers' ESG strategy regarding securities selection, or explain why the disclosure is not required per Item 4 of Form N-1A.

Response: The Trust has revised the disclosure throughout the prospectus to replace the term "criteria" with "considerations" to reflect the fact that none of the investment teams that manage the Fund utilize any third-party or proprietary screens, scoring systems, or criteria when evaluating an investment. Unlike some portfolio managers of other ESG-focused funds, the Fund's investment teams do not utilize, for example, negative or positive screens to include or exclude certain companies based on quantitative metrics. Instead, in arriving at an investment decision, each investment team takes into account a variety of information from industry sources, independent research, and discussions with a company's management regarding the company's commitment and position, relative to other companies being evaluated, on sustainable and responsible investing principles and ESG considerations and applies its experienced, qualitative judgment to this information and other available fundamental factors relevant to an issuer. The Trust has revised and expanded the disclosure throughout the Fund's prospectus to clarify how the teams apply these considerations.

9.Comment: Please provide supplementally the percentage of the Fund's portfolio that will change as a result of the changes to the Fund's name and principal investment strategy.

Response: The Trust anticipates only a de minimis impact on the Fund's portfolio as a result of the proposed changes to the Fund's name and principal investment strategy. As noted in response to Comment #8, the addition of sustainable and responsible investing principles and ESG considerations as additional factors in an investment team's process should not, by itself, result in the elimination or turnover of the Fund's holdings such as may result, for example, if strict ESG screening criteria were utilized.

In addition, one of the investment teams that currently manages a substantial portion of the Fund's assets already incorporates sustainable and responsible investing principles and ESG considerations in its investment process. However, some portfolio turnover is expected to result from the allocation of assets to new Victory Capital investment teams that are being added to manage portions of the Fund.

10.Comment: With respect to the Average Annual Total Returns table, the Staff notes the footnote to the table regarding the Fund's new primary benchmark index. Please supplementally explain how the new primary benchmark index is more representative of the Fund's investment universe.

Response: The new primary benchmark index is more representative of the Fund's investment universe because it includes emerging market securities while the former primary benchmark index does not. The portfolio managers proposed the change to the Fund's primary benchmark index because they anticipate that the Fund will now invest more regularly in emerging market securities.

11.Comment: Please clarify the meaning of the adviser's "investment franchises" under the section titled "Investment Adviser" in the summary prospectus.

Response: The Trust has added the following statement under the section titled "Investment Adviser" in the summary prospectus.

The Adviser is a diversified global asset manager comprised of multiple investment teams, referred to as investment franchises, each of which utilizes an independent approach to investment.

12.Comment: The Staff notes that the Fund's name includes the term "Sustainable." The Staff believes that this word suggests a type of investment and therefore the Fund should include an 80% Names Rules policy that covers "Sustainable."

Response: The Trust respectfully submits that an 80% policy is not required under Rule 35d-1 because the word "sustainable," as used in the Fund's name, refers to an investment strategy rather than a type of investment. The Trust notes that Rule 35d-1 does not apply to a fund name that connotes a type of investment strategy. See Names Rule Adopting Release; see also Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Question 9.2 Therefore, the Trust respectfully declines to add "Sustainable" to its 80% policy, because such adjective is a strategy of the Fund, rather than a "type of investment."

The Trust also notes that the SEC has recognized that disclosure relating to "sustainability" covers a "range of topics, including climate change, resource scarcity, corporate social responsibility, and good corporate citizenship." See Business and Financial Disclosure Required by Regulation S-K (SEC Concept Release, Release No. 33-10064 (April 13, 2016)) (the "Concept Release"). The SEC did not attempt to define "sustainability" in the Concept Release or suggest that a category of "sustainable" issuers existed, which the Trust considers to be consistent with its view that "sustainable" does not suggest a type of investment.

In addition, the Trust is aware of other funds offered by other fund complexes that use the term "sustainable" in their name without including an 80% ESG policy in their prospectuses under Rule 35d-1. Thus, the Fund would be an outlier among certain of its peers if it were to add an 80% policy to cover the term "sustainable" in its name.

13.Comment: With respect to the section titled "More Information on the Fund's Investment Strategy," please explain the Fund's definition of ESG and sustainable investing and the Fund's specific ESG and sustainable areas of focus.

Response: The Trust has revised the disclosure under the section titled "More Information on the Fund's Investment Strategy" to describe how the investment teams incorporate sustainable and responsible investing factors and ESG considerations into its investment process. As noted above, the Fund does not adhere to any negative or positive screens or similar objective tests with respect to sustainable or responsible investing and does not, therefore, have an "area of focus" as it relates to sustainable investing.

14.Comment: With respect to the section titled "More Information on the Fund's Investment Strategy," please describe the criteria that the Fund will use to determine what issuers it considers to have ESG characteristics consistent with its chosen ESG definition or focus (see above comment). The Staff notes that the disclosure should state whether the Fund selects investments by reference to, for example, (i) an

2Available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (noting that "the term 'growth and income' does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income"). Similarly, here, "Sustainable" does not suggest a particular investment, but rather suggests that the Fund utilizes portfolio managers that focus on sustainable investing or responsible investing.

ESG index, (ii) a third-party rating organization, (iii) a proprietary screen and the factors the screen applies, or (iv) a combination of the above methods. The Fund should also describe its due diligence, practices in applying its criteria or screens to portfolio companies (e.g., does the Fund perform its own independent analysis of issuers, or does it rely exclusively on third-party analysis?). Please explain whether the Fund's ESG criteria apply to every investment or only to some of its investments. Also, please explain whether ESG is the exclusive factor considered or one of several factors.

Response: Please see the Trust's response to Comment #8. Sustainable and responsible investing principles and ESG considerations are applied to all of the Fund's investments, along with other factors considered, as part of each investment team's various processes. Sustainable and responsible investing principles and ESG considerations are not an exclusive factor, but rather an additional inclusive consideration. The Trust believes that the Staff's comments regarding third-party rating organizations and proprietary screens are not applicable to the Fund's investment strategy and respectively declines to include the requested disclosure. However as noted in response to Comment #8, the Trust has revised the disclosure throughout the prospectus to provide additional clarification about how the teams apply these considerations.

15.Comment: If the Fund intends to use one or more third-party data or scoring providers as part of its principal investment strategy, please identify the provider(s). Please briefly summarize each provider's criteria or methodology in the Fund's principal investment strategy. Also, please consider any related principal risks to the Fund's use of third-party data providers since the criteria used by providers can differ significantly.

Response: As noted in the Trust's response to Comment #8, the Fund's portfolio managers do not apply specific sustainable investing, responsible investing, or ESG "criteria". The Trust believes that the disclosure adequately describes how each investment team incorporates material sustainable and responsible investing principles and ESG considerations into its investment decisions. However, as noted in response to Comment #8, the Trust has revised the disclosure throughout the prospectus to provide additional clarification about how the teams apply these considerations. In addition, the Trust does not believe that any additional principal risks are necessary because the Fund does not use third-party data providers to establish specific investment criteria.

16.Comment: Please disclose, where appropriate, how the Fund will approach relevant ESG proxy voting issues regarding its portfolio companies. Alternatively, please explain supplementally why the Fund believes such disclosure is not required.

Response: The Fund intends to vote proxies consistent with the investment adviser's proxy voting policy, which considers a number of factors when evaluating ESG shareholder proposals. A summary of the investment adviser's proxy voting policy is available in the Fund's Statement of Additional Information ("SAI"). The investment adviser is currently assessing its proxy voting policy to determine what changes, if any, are warranted for investment strategies that incorporate sustainable and responsible investing principles and ESG considerations. Accordingly, the Trust will revise the description of the investment adviser's proxy voting policy in the SAI to reflect any changes, as appropriate. In addition, other than Item 17(f) of Form N-1A, the Trust is not aware of a requirement to disclose the Fund's approach with respect to ESG proxy voting issues.

17.Comment: With respect to the section titled "More Information on the Fund's Investment Strategy," the Staff notes that the Fund invests in "both developed and emerging countries"." Please disclose the Fund's method for determining whether a country is an emerging market country.

Response: The Trust has added the following section under the section titled "More Information on the Fund's Investment Strategy".

What countries are considered emerging-market countries?

For our purposes, emerging-market countries are all countries of the world excluding the following countries and markets, which are referred to as developed countries:

ASIA: Australia, Hong Kong Special Administrative Region, Japan, Singapore, and New Zealand

AMERICAS: Canada and the United States

AFRICA/MIDDLE EAST: Israel

EUROPE: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom

18.Comment: With respect to the section titled "More Information on the Fund's Investment Strategy," please explain how ESG and sustainable definitions and criteria fit into each of the portfolio management team's processes and decisions. For example, the Staff notes that one portfolio management team "invests in a minimum of 10 countries." Please explain how the portfolio management team's minimum investments and criteria incorporate into the overall strategy. Please clarify by noting any minimum in the disclosure required by Items 4 and 9 of Form N-1A.

Response: The Trust has revised the above-mentioned disclosure to clarify how each investment team incorporates sustainable and responsible investing principles and ESG considerations into its investment process. Additionally, the Trust has removed portions of the existing disclosure regarding some of the investment team's investment processes (such as those noted in the Staff's comment) to the extent that such distinctions are not relevant to a multi-managed fund such as the Fund when taken as a whole. In addition, the Trust notes that the Fund's (Item 4 and 9) disclosure currently discloses the minimum amount of countries in which the Fund invests. The Fund's investment strategy states that, "[u]nder normal market conditions, the Fund's investments will be diversified in at least three countries, one of which is the United States."

19.Comment: Please clarify the first sentence of "Sustainability Policy Risk" in light of the additional disclosure regarding ESG and sustainable criteria.

Response: Consistent with the Trust's responses above, the Trust has revised the above-mentioned disclosure as follows:

The portfolio managers' integration of sustainable investing considerations ~~sustainability, responsible investing, or ESG criteria~~ may result in the Fund forgoing some market opportunities available to funds that do not ~~use~~ apply such ~~criteria~~ considerations.

* * * * *

If you have any questions with respect to the above responses, please contact me at ewagner@vcm.com or (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner

Erin G. Wagner

Deputy General Counsel

Victory Capital Management Inc.